November 1, 2018

Laura K. Shawver, Ph.D.
Chief Executive Officer
Synthorx, Inc.
11099 N. Torrey Pines Road, Suite 290
La Jolla, CA 92037

       Re: Synthorx, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 23, 2018
           CIK No. 0001609727

Dear Dr. Shawver:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted October 23, 2018

Risk Factors
Our amended and restated certificate of incorporation provides that the Court of Chancery of the
State of Delaware..., page 59

1. We note that your amended and restated certificate of incorporation and amended and restated bylaws require that unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act. Please revise your disclosure to disclose the existence of this provision, to state that a court may determine that your federal forum selection for causes
 Laura K. Shawver, Ph.D.
Synthorx, Inc.
November 1, 2018
Page 2
      of action arising under the 1933 Act may be unenforceable, and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameLaura K. Shawver, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameSynthorx, Inc.
                                                           Office of Healthcare
& Insurance
November 1, 2018 Page 2
cc:       Kenneth J. Rollins, Esq.
FirstName LastName